HedgePath Pharmaceuticals, Inc.

324 S. Hyde Park Avenue, Ste. 350

Tampa, Florida 33606

August 6, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler

Re:	HedgePath Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-198800

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HedgePath Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Monday, August 10, 2015, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Nicholas J. Virca
Nicholas J. Virca
President and Chief Executive Officer